5.7 Proxy Voting Policy and Procedures

Reynders, McVeigh has adopted these Proxy Voting Policy and Procedures (the “Proxy Guidelines”) to ensure compliance with Rules 204-2(c)(2) and 206(4)-6 under the Investment Advisers Act of 1940. These Proxy Guidelines have been drafted and implemented to strive to ensure that the Firm votes in the best interest of clients and address any material conflicts that may arise during the voting process. The Firm intends the Proxy Guidelines to be consistent with the Firm’s sustainable investment strategy. Therefore, the Proxy Guidelines consider how environmental, social and governance matters are integrated into corporate strategy and the economic viability of capital markets for the long-term.

5.7.1	Policy

The Firm encourages clients to vote proxies to enhance client awareness of the portfolio composition. However, for clients requesting that Reynders, McVeigh vote proxies on their behalf, the Firm will assist in identifying proxy-voting services or, when appropriate, will provide proxy-voting services as an additional service in accordance with terms negotiated with clients.

5.7.2	Guidelines if the Firm Votes Proxies

The Firm engages a third-party provider to assist with the administration of proxy voting. The Firm will vote proxies for all accounts for which it has voting authority in a manner that the Firm believes to be in the best interests of its clients. The Firm recognizes that in many instances the interests of corporate management may not be consistent with what the Firm views to be in the best interests of its clients. Therefore, the Firm has adopted the following voting guidelines:

5.7.2.1	Confidential Voting and Shareholder Actions

The Firm believes that the proxy voting systems should provide access to both management and shareholders. As such, the Firm would tend to vote in favor of shareholder resolutions requesting that corporations adopt policies that comprise both confidential voting and the use of independent inspectors of elections.

The Firm would also generally oppose any measures that would restrict the right of any shareholder to act by written consent or to call a special meeting.

5.7.2.2	Poison Pills and Golden Parachutes

The Firm believes that the shareholders of a corporation should have the right to vote upon decisions in which there is a real or potential conflict between the interests of shareholders and those of management. Thus, the Firm will vote in favor of shareholder proposals requesting that a corporation submit a “poison pill” for shareholder ratification. The Firm will examine, on a case-by-case basis, shareholder proposals to redeem a “poison pill” and management proposals to ratify a “poison pill”. Also on a case-by-case basis, the Firm will vote in favor of proposals that “golden parachute” proposals be submitted for shareholder approval.

5.7.2.3	Governance Principles

Election of Directors

The Firm believes that one of the primary rights of a shareholder is the right to vote for the election of directors. While the Firm prefers that all members of the board of directors should stand for election at least annually, the Firm will vote for a classified or “staggered” board as often as possible.

The Firm believes the primary duty of the board of directors is to oversee management on behalf of, and in the interest of, shareholders. To assure that the company is being managed in a manner that safeguards the owners’ interests and assets, rather than the managers’ own interests, the Firm will vote for proposals that further align interests of board members more closely with shareholders and loyalty to long term goals.

The Firm believes in strong competence at the director level. To improve board diversity where boards are overly homogenous, the Firm will vote for a board of directors where women and minorities represent at least twenty percent of the board. To ensure the number of directors is appropriate for the commitment required for board service, the Firm will typically vote in favor of Chief Executive Officers that sit on three or less public boards and non-Chief Executive Officers that sit on six or less public boards should these matters be up for election.

Employee Relations and Compensation

The Firm believes that accountability requires transparency. In the interest of transparency, the Firm votes for proposals requesting companies review and report on executive compensation and how it relates to non-financial performance such as diversity, labor and human rights, environment, community relations, improvements in health care quality and other social issues. Additionally, the Firm will vote for proposals requesting shareholder votes on retirement and severance packages.

The Firm believes that a company builds long-term value by maintaining high levels of workforce productivity, engaging workers and community stakeholders in innovation and new business strategies, and enhancing the corporate reputation for good corporate citizenship. The Firm will therefore vote for the establishment of any stock options, stock ownership and performance incentive programs that include all tenured employees. The Firm will also vote in favor of adequate living wages for all employees.

Voting Rights

The Firm believes that each shareholder should have equal voting rights. Thus, the Firm will vote against dual class voting and other unequal voting structures, and the Firm will vote for cumulative stockholder voting for directors and for proposals that give shareholders rights to call special meetings.

Fair Price Amendments

The Firm believes that “fair price amendments” can protect shareholders from coercive and discriminatory tender offers. The Firm will generally vote in favor of fair price provisions and in favor of other measures that will protect shareholders from coercive takeover bids, which do not provide for the fair and equal treatment of all shareholders.

Target Share Payments

The Firm believes that shareholders should have the right to vote on the placement of blocks of a corporation’s stock in the hands of persons friendly to management. Accordingly, the Firm will vote in favor of shareholder proposals which request that corporations first obtain shareholder authorization before issuing any significant amount of voting stock (whether common or preferred), rights, warrants or securities convertible into voting stock to any person or group.

Tender Offers

The Firm believes that shareholders should have the right to vote on placements that could enable management of a corporation to defeat a tender offer that may be in the best interests of shareholders. The Firm will consider tender offers on a case-by-case basis.

5.7.2.4	Sustainability & Environmental Principles

The Firm believes management practices that address sustainability provide a good foundation on which to build long-term financial value. To promote these practices, the Firm will vote for board oversight of sustainability strategies and performance, including long-term strategic planning and risk management. Further, the Firm will vote in favor of management accountability for sustainability goals, and it will vote for internal and public policies to reflect these goals.

The Firm believes that one measure of a company’s commitment to a long-term value creation strategy is its adoption of environmental policies and principles. The Firm will vote for the adoption and disclosure of specific environmental policies, plans and performance along with day-to-day performance goals and measurements to be used by the company. Goals that the Firm will vote for include: disclosures concerning greenhouse gasses and other hazardous and non-hazardous waste; reporting on energy efficiency plans and renewable energy; corporate investments in environmental policies and plans; and increased disclosure and reporting regarding animal treatment issues.

5.7.2.5	Social Principles

Adherence to Internationally Recognized Labor and Human Rights Standards

The Firm believes businesses that protect and uphold labor and human rights in their operations and throughout their supply chain will build long-term value in the company. The Firm will therefore vote for resolutions that call for the implementation and independent compliance monitoring of ILO and United Nations standards. In addition, the Firm will vote for resolutions requesting that boards oversee labor and human rights practices and report to shareholders on such practices, including worker health and safety practices, compensation practices, and non-discrimination and workplace diversity practices.

Corporate Practices Involving Public Health and Product Safety

The Firm believes that high corporate standards and transparency around public health issues and product safety issues will enhance a company’s long-term value. The Firm will therefore vote for shareholder proposals asking for reports on the financial, legal and operational risks posed by the use of products and services that may impact public health or products safety; for shareholder proposals asking for the adoption of product safety policies; and for resolutions calling for the study, adoption or implementation of product safety programs in the company’s supply chain.

Lobbying and Political Contributions

The Firm believes that a company’s lobbying and political activities should be aligned with its corporate strategy to ensure that the corporation operates under those political and regulatory frameworks that support the creation of long-term value for all stakeholders. For this reason, the Firm will vote for proposals asking for disclosure on company guidelines and practices regarding political activities, including political contributions, political lobbying and trade association spending.

5.7.3	Conflicts

The Firm recognizes that proxy proposals may present a conflict between the interests of clients and those of the Firm or certain of its affiliates. Therefore, the Firm has adopted the following conflict procedures.

5.7.3.1	Identifying Conflicts

The person assigned responsibility for voting proxies shall, when reviewing proxy materials, identify conflicts of interest including, for example:

●	When the Firm (or its affiliate) is or is seeking to manage a pension plan, administer employee benefit plans, or provide brokerage, underwriting, insurance or banking services to a company whose management is soliciting proxies; or

●	Has business or personal relationships with participants in proxy contests, corporate directors or candidates for directorships.

5.7.3.2	Data for Identifying Conflicts

The person assigned responsibility for voting proxies shall advise Firm management of companies soliciting proxies, and management shall advise if there are any known conflicts – including, in particular, the conflicts listed as examples in the preceding paragraph.

5.7.3.3	Disclose Conflicts

If a conflict is identified, the person assigned to vote proxies shall notify Firm management as soon as possible so that a voting decision may be made, voting on the proxy proposal in a timely manner.

5.7.3.4	Voting Decisions in Conflict Situations

If the matter to be voted on is covered by § 4.3.3 of these Proxy Guidelines, the proxy shall be voted in accordance with § 4.3.3. If the matter is not specifically addressed by § 4.3.3 and there is a conflict, management of the Company shall contact the client or client’s designated representative for voting instructions.

5.7.3.5	Record of Voting Instructions

The person or entity responsible for voting proxies shall record and maintain records reflecting client voting instructions on matters where there are conflicts.

5.7.4	Voting Records

The Firm recognizes its obligations to maintain records as required by Rule 204-2(c)(2) under the Advisers Act. Therefore, the Firm has adopted the following record keeping procedure:

5.7.4.1	Person Responsible

The person assigned responsibility for voting proxies shall prepare and maintain the files/records required by these Proxy Guidelines.

5.7.4.2	Policies and Procedures

A copy of all policies and procedures related to proxy voting adopted by the Firm shall be maintained in an appropriately labeled file for the term required by regulatory authorities.

5.7.4.3	Proxy Statements

A record of all proxy statements with respect to securities held in client portfolios with respect to which the Firm has agreed to vote proxies shall be maintained in the form of an EXCEL (or similar) spreadsheet. Hard copies of the proxy statements shall not be maintained in Firm files; instead, the Firm shall rely on obtaining a copy of a proxy statement from the SEC’s Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system.

5.7.4.4	Proxy Voting Record

The person responsible for voting proxies shall maintain a record detailing for each client in the form of an EXCEL (or similar) spreadsheet containing the following information for each matter relating to a portfolio security considered at any shareholder meeting with respect to which the client is entitled to vote:

●	The exchange ticker symbol of the portfolio security;
●	The name of the issuer of the portfolio security;
●	The shareholder meeting date;

●	A brief identification of the matter voted on;

●	Whether the matter was proposed by the issuer or by a security holder;
●	Whether the registrant cast its vote on the matter;
●	How the registrant cast its vote (e.g., for or against proposal, or abstain; for or withhold regarding election of directors); and
●	Whether the registrant cast its vote for or against management.

5.7.4.5	Memoranda

In addition to the records required as set forth above, the person assigned responsibility for voting proxies shall maintain a copy of documents created by the Firm (or the adviser) personnel that were material to the voting decision.

5.7.4.6	Request for Data

When appropriate, the Firm shall maintain a copy of each written client request for the Firm’s voting record on behalf of the client and a copy of each written response – including a copy of a formatted voting record. The report shall be mailed within three days of receipt of a request.

5.7.5	Regulatory Reporting of Proxy Votes

The Firm recognizes that if it has investment company clients, such clients are required by Rule 30b1-4 under the Investment Company Act of 1940 to file Form N-PX, Annual Report of Proxy Record of Registered Management Investment Company, with the SEC not later than August 31st of each year; and that the Form is to contain the Firm’s proxy voting record, separately for each Fund (or series), for the most recent twelve-month period ended June 30. Therefore, to the extent requested by clients, Firm personnel shall assist with:

1.	Preparation of Form N-PX, incorporating the spreadsheet prepared as required by § 4.3.5.4; and

2.	Review, execution and filing of the report on Form N-PX.

5.7.6	Disclosure of Policies and Procedures for Voting Proxies

The Firm recognizes that it is required by Rule 206(4)-6 under the Investment Advisers Act of 1940 to disclose to clients its proxy voting policies and procedures and, upon request, furnish a copy of the policies and procedures to the requesting client. Therefore, the Firm has adopted the following procedures:

5.7.6.1	Disclosure in Part 2A of Form ADV

A brief description of these procedures shall be included in Part 2A of the Firm’s Form ADV.

5.7.6.2	Delivery of Procedures upon Contract

If a client engages the Firm to vote proxies in connection with or related to meetings of shareholders of issuers represented in the client’s portfolio, the client (a) shall be provided a copy of these procedures, and (b) shall sign an acknowledgement, which may be included in the client’s engagement letter with the Firm, that the Firm has been engaged to vote proxies on behalf of the client.